Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS PLC

14 September 2007

Barclays shareholders approve proposed merger with ABN AMRO

Barclays PLC announces that all the resolutions put forward at today’s Extraordinary General Meeting and Ordinary Shareholder Class Meeting were passed. Each of the resolutions was passed by a majority of at least 90% per cent of the votes cast.

Barclays PLC Extraordinary General Meeting

A poll was held on each of the resolutions proposed at the Extraordinary General Meeting held on 14 September 2007. The results of the polls are:

Resolutions		For	Against	Vote Withheld
1	To approve the proposed merger	3,559,427,346 (90%)	412,793,299 (10%)	81,274,763

2	To approve the creation of preference shares	3,602,174,764 (91%)	365,532,817 (9%)	85,787,827

3	To renew the authority given to the Directors to allot securities	3,710,293,360 (92%)	335,843,605 (8%)	7,358,443

4	To renew the authority given to Directors to allot equity securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares	3,629,869,643 (90%)	412,458,745 (10%)	11,167,020

5	To renew the Company’s authority to purchase its own shares	3,916,978,449 (97%)	125,955,507 (3%)	10,561,452

6	To cancel the share premium account	3,884,254,496 (97%)	132,487,550 (3%)	36,753,362

Barclays PLC Class Meeting of Ordinary Shareholders

A poll was held on the resolution proposed at the Class Meeting of Ordinary Shareholders held on 14 September 2007. The result of the poll is:

Resolutions		For	Against	Vote Withheld
1	To approve the passing and implementation of Resolution 2 at the Extraordinary General Meeting relating to the preference shares and to consent to any resulting change in the rights of ordinary shares	3,546,686,678 (92%)	328,476,700 (8%)	86,443,047

For further information please contact

Investor Relations	Media Relations
Mark Merson	Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132/6586

Other information

Important Information

This is an announcement within the meaning of article 9b paragraph 1 of the Dutch Securities Market Supervision Decree (Besluit toezicht effectenverkeer 1995).

The Offer is being made into The Netherlands, the United Kingdom, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well as any other jurisdiction where the Offer is capable of being lawfully made in compliance with local laws (together the “Offer Jurisdictions”) but the Offer is not being made, directly or indirectly, in or into Italy, Japan or any other jurisdiction (other than the Offer Jurisdictions) where the making of this Offer is not in compliance with local laws (such a jurisdiction, a “Restricted Jurisdiction”) and may not be accepted from within any of the Restricted Jurisdictions (except for Italy) where the making of this Offer is not in compliance with local laws.

Consequently this announcement is not for distribution, directly or indirectly, in or into, any Restricted Jurisdiction. This announcement shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The availability of the Offer to persons not resident in the Offer Jurisdictions may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

Accordingly, copies of the Offer documentation are not being, and must not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Italy, Japan or any other Restricted Jurisdiction and all such persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute, forward or transmit them in, into or from Italy, Japan or any other Restricted Jurisdiction. Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer documentation and should inform themselves about and observe any applicable requirements before taking any action.

The Offer has not received clearance from the Commissione Nazionale per le Societ`a e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 February 1998). Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the Offer by ABN AMRO shareholders and/or ABN AMRO ADS holders based in Italy will be contrary to Italian laws and regulations. Application for authorisation by the relevant Italian authorities for the launching of an offer for ABN AMRO shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian ABN AMRO shareholders and/or ABN AMRO ADS holders are hereby notified that, to the extent such ABN AMRO shareholders and/or ABN AMRO ADS holders are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorization has been obtained from the Italian authorities, the Offer is not made in or into Italy, as such would not be in compliance with local laws. Neither the Offer documentation nor any other offering materials related to the Offer or the ABN AMRO shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.

SEC Filings

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays has also filed with the SEC a Statement on Schedule TO and has filed and will file other relevant materials. In addition, ABN AMRO has filed with the SEC a Recommendation Statement on Schedule 14D-9 and has filed and will file other relevant materials. Barclays has mailed the offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs located in certain jurisdictions worldwide.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the offer document/prospectus and other Barclays filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from Barclays without charge.